UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Gryphon Online Safety, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-1246855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Gryphon Online Safety, Inc., 10265 Prairie Springs Road, San Diego, CA 92127

(Full mailing address of principal executive offices)

(858) 775-8331

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our annual report filed on Form 1-K on May 2, 2022. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2022 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when a review of our historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited financial information, although in the opinion of management all adjustments necessary to make interim results of operations not misleading have been included here. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Operating Results

For the six-month period ending June 30, 2022, the Company had total gross revenues of $1,133,813 compared to total gross revenue of $1,444,208 for the six-month period ending June 30, 2021, a decrease of 21%. We believe this decrease was primarily a result of general market conditions.

For the six-month period ending June 30, 2022, the Company had net losses of $1,490,173 compared to net losses of $901,035 for the period ending June 30, 2021, an increase of 65%. This increase was the result of increased spending on inventory warehousing which was necessitated by supply chain challenges, increased staffing in sales and marketing to generate additional sales and increased staffing in research and development to create premium features for the software sold as a subscription. Cash used in operating activities for the six-month period ending June 30, 2022 was $758,511, as compared to $1,357,897 for the sixth month period ending June 30, 2021, a decrease of 44%. This decrease was primarily driven by a reduction in payments for inventory purchases during this period, and an increase in accounts payable liabilities.

Cost of revenues consist of material and production costs, freight costs, and software licensing costs. We expect future profit margins will increase when our software sales make up a greater percentage of total sales. Overall profit margins will fluctuate slightly as our product mix changes with the introduction of new products and older products are offered at promotional prices.

The following summarizes the results of our operations for the six-month period ending June 30, 2022 as compared to the six-month period ending June 30, 2021:

	Six-month Period Ended
	June 30,
	2022	2021	$ Change
Revenues	$1,133,813	$1,444,208	$(310,395)
Cost of revenues	(561,983)	(780,844)	218,861

Gross profit	571,830	663,364	(91,534)

Total operating expenses	1,782,637	1,340,901	441,736

Operating loss	(1,210,807)	(677,537)	(533,270)

Total other expense	(279,366)	(223,498)	(55,868)

Loss before provision for income taxes	(1,490,173)	(901,035)	(589,138)

Provision for income taxes	-	-	-
Net loss	$(1,490,173)	$(901,035)	$(589,138)

Operating Expenses

Our total operating expenses for the six-month period ended June 30, 2022 amounted to $1,782,637 which represents an increase of $441,736, or 33%, from the expenses for the six-month period ended June 30, 2021. The increase in operating expenses is primarily due to an increase in spending in all departments, with the largest increases resulting from inventory warehousing costs, website improvements, increased staffing in sales and marketing and increased staffing in research and development. Subsequent to June 30, 2022, we have significantly reduced warehousing expenses and implemented other cost reductions in order to avoid price increases to our customers.

Other Income (expense)

Total other income (expense) for the six-month period ended June 30, 2022 amounted to a loss of $279,366, which represented an increase of $55,868 or 25% from the loss for the six-month period ended June 30, 2021. The increase in loss from other income is due primarily to an increase in amortization of intangible assets and a loss resulting from conversion of cryptocurrency into cash. The cryptocurrency was received as payment for a convertible equity instrument.

Liquidity and Capital Resources

As of June 30, 2022, the company had $4,618,054 in total assets, including $868,858 in cash and cash equivalents and $1,889,190 in intangible assets, compared to $5,061,484 in total assets, $1,376,665 in cash and cash equivalents and $1,645,580 in intangible assets as of December 31, 2021.

At the end of the sixth-month period ending June 30, 2022, the Company had $868,858 in cash and cash equivalents. By comparison, for the fiscal year ended December 31, 2021, the Company had $1,376,665 in cash and cash equivalents, representing a 37% decrease. This decrease was primarily driven by the increase in operating expenses, decrease in revenues, and financing activity under Regulation A that did not carry over to 2022.

As of June 30, 2022, the company had $2,241,406 in total liabilities including $975,969 in accounts payable and accrued expenses, $333,523 in deferred revenue, and $120,000 in short term notes payable, compared to $1,209,663 in total liabilities, $628,774 in accounts payable and accrued expenses, $422,737 in deferred revenue, and $0 in short term notes payable as of December 31, 2021.

To date, our activities have primarily been funded from the sale of preferred stock, short-term loans, and revenues generated from our operations. The company has enough capital to last approximately 8 months at its current level of operations and is working to secure additional sources of capital.

Trends

Our efforts for the next twelve months will be focused on the following:

•	Develop strategic sales channels through other businesses

•	Expand sales of Gryphon AX that supports the new WiFi6 standard

•	Launch Gryphon 6E with MetaSafe

•	Expand retail sales channels in the US

Our current cash reserves will allow us to accomplish the first two items on the above list. We will need further capital to accomplish the remaining items.

ITEM 2.	OTHER INFORMATION

None.

ITEM 3.	FINANCIAL STATEMENTS

Gryphon Online Safety, Inc.
Balance Sheets

	June 30, 2022 (unaudited)	December 31, 2021
Assets

Current assets
Cash and cash equivalents	$868,858	$1,376,665
Accounts receivable, net	-	-
Inventory, net	1,536,002	1,680,237
Prepaid expenses	110,843	75,744
Deposits	154,740	177,315
Other receivables	58,421	105,943
Total current assets	2,728,864	3,415,904

Intangible assets, net	1,889,190	1,645,580
Total assets	$4,618,054	$5,061,484

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable and accrued expenses	$975,969	$628,774
Accrued interest	1,049	-
Deferred revenue and customer deposits	333,523	422,737
Short term notes payable	120,000	-
Convertible equity instruments	300,000	-
Total current liabilities	1,730,541	1,051,511

Long Term notes payable	510,865	150,000
Accrued interest - long term notes	-	8,152
Total liabilities	2,241,406	1,209,663

Commitments and contingencies

Stockholders' equity
Series Seed Preferred stock, 9,136,468 and 9,136,468 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	914	914
Series A-1 Preferred stock, 5,616,525 and 5,616,525 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	562	562
Series A-2 Preferred stock, 454,544 and 454,544 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	45	45
Common stock, 10,746,391 and 10,746,391 shares issued and outstanding at June 30, 2022 and December 31, 2021, respectively	1,075	1,075
Additional paid-in capital	10,649,186	10,634,186
Accumulated deficit	(8,275,134)	(6,784,961)

Total stockholders' equity	2,376,648	3,851,821

Total liabilities and stockholders' equity	$4,618,054	$5,061,484

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations
(unaudited)

	For the six months ended June 30,
	2022	2021
Net revenue
Product	$800,435	$1,089,620
Service and other	333,378	354,588
Total net revenue	1,133,813	1,444,208

Cost of goods sold	(561,983)	(780,844)

Gross profit	571,830	663,364

Operating expenses
Operations	293,776	208,432
Sales and marketing	826,401	630,893
General and administrative	236,100	193,398
Research and development	426,360	308,178
Total operating expenses	1,782,637	1,340,901
Loss from operations	(1,210,807)	(677,537)

Other income (expense)
Interest expense	(3,762)	(28,562)
Interest income	82	64
Currency exchange gain (loss)	(29,296)	-
Amortization	(246,390)	(195,000)
Total other income (expense)	(279,366)	(223,498)

Net loss before income tax	(1,490,173)	(901,035)

Provision for income tax	-	-

Net loss	$(1,490,173)	$(901,035)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows
(unaudited)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,490,173)	$(901,035)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	246,390	195,000
Stock based compensation	15,000	14,100
Currency exchange gain (loss)	29,296	-
Allowance for bad debts	-	15,885
Allowance for inventory loss	37,500	4,415
Changes in operating assets and liabilities:
Accounts receivable	-	(1,754)
Inventory	106,735	(488,004)
Prepaid expenses	(35,099)	(179,037)
Deposits	22,575	9,475
Other receivables	47,522	47,218
Accounts payable and accrued expenses	347,195	(47,042)
Accrued interest	3,762	11,661
Deferred revenue and customer deposits	(89,214)	(38,779)
Net cash used by operating activities	(758,511)	(1,357,897)

Cash flows from investing activities
Payments for the purchase of intangible assets	(490,000)	(210,000)

Net cash used by investing activities	(490,000)	(210,000)

Cash flows from financing activities
Proceeds from issuance of short term notes payable	120,000	-
Repayment of short term notes payable	-	(181,081)
Proceeds from issuance of long term notes payable	350,000	85,000
Repayment of long term notes payable	-	(16,143)
Proceeds from issuance of preferred shares for cash	-	2,895,126
Payment of issuance costs for preferred shares	-	(458,625)
Proceeds from exercise of stock options	-	3,840
Proceeds from issuance of convertible equity instruments	270,704	-
Net cash provided by financing activities	740,704	2,328,117

Net increase (decrease) in cash and cash equivalents	(507,807)	760,220
Cash and cash equivalents, beginning of year	1,376,665	865,829

Cash and cash equivalents, end of period	$868,858	$1,626,049

Supplemental Cash Flow Information:

Cash paid for interest	$-	$19,248

Cash paid for taxes	$-	$-

Non-Cash Investing and Financing Activities:

Conversion of debt into preferred shares	$-	$400,000

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity
(unaudited)

											Total
	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2020	9,136,468	$914	-	$-	-	$-	10,404,791	$1,041	$5,565,965	$(4,517,502)	$1,050,418

Issuance of stock under employee stock plans	-	-	-	-	-	-	48,000	5	3,835	-	3,840
Preferred shares issued for conversion of debt	-	-			454,544	45	-	-	399,955	-	400,000
Preferred shares issued for cash	-	-	2,631,933	263			-	-	2,894,863	-	2,895,126
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(458,625)	-	(458,625)
Stock based compensation	-	-	-	-	-	-	-	-	14,100	-	14,100
Net Loss	-	-	-	-	-	-	-	-	-	(901,035)	(901,035)

Balance on June 30, 2021	9,136,468	914	2,631,933	263	454,544	45	10,452,791	1,046	8,420,093	(5,418,537)	3,003,824

Issuance of stock under employee stock plans	-	-	-	-	-	-	293,600	29	15,585	-	15,614
Preferred shares issued for conversion of debt	-	-			-	-	-	-	-	-	-
Preferred shares issued for cash	-	-	2,984,592	299			-	-	3,282,757	-	3,283,056
Issuance costs of preferred shares issued for cash	-	-	-	-	-	-	-	-	(1,100,933)	-	(1,100,933)
Stock based compensation	-	-	-	-	-	-	-	-	16,684	-	16,684
Net Loss	-	-	-	-	-	-	-	-	-	(1,366,424)	(1,366,424)

Balance on December 31, 2021	9,136,468	914	5,616,525	562	454,544	45	10,746,391	1,075	10,634,186	(6,784,961)	3,851,821

Stock based compensation	-	-	-	-	-	-	-	-	15,000	-	15,000
Net Loss	-	-	-	-	-	-	-	-	-	(1,490,173)	(1,490,173)

Balance on June 30, 2022	9,136,468	$914	5,616,525	$562	454,544	$45	10,746,391	$1,075	$10,649,186	$(8,275,134)	$2,376,648

See accompanying notes

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. (“the Company”) is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilizes artificial intelligence based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company’s intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company recognizes revenue in accordance with ASC Topic 606, which outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At June 30, 2022 and December 31, 2021, the Company determined that allowances of $97,500 and $60,000, respectively were necessary.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At June 30, 2022 and December 31, 2021, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2022 or December 31, 2021.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining ‘technological feasibility’ are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at June 30, 2022 or December 31, 2021.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the six months ended June 30, 2022 and 2021, the Company recognized $426,360 and $308,178 in research and development costs, respectively.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2022 and 2021, the Company recognized $826,401 and $630,893 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At June 30, 2022 and December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management’s assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At June 30, 2022 and December 31, 2021, the Company determined that no allowances were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB Topic 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

Concentrations

Approximately 81% of revenue is generated through one online seller. The loss of the ability to sell the Company’s products via this online seller would cause significant negative impact on the Company’s operations.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company’s financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 20, 2022, the date these financial statements were available to be issued. Subsequent to June 30, 2022:

The Company continues to sell the remaining shares of approved Series A-1 Preferred Stock under the Reg CF offering or to accredited investors or institutions.   The offering remains open for additional investments subsequent to September 20, 2022.

In September 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the six month period ended June 30, 2022 and the year ended December 31, 2021 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following:

	June 30, 2022	December 31, 2021
Software	$3,286,570	$2,796,570
Other Intangible Assets	447	447
	3,287,017	2,797,017
Accumulated Amortization	(1,397,827)	(1,151,437)
	$1,889,190	$1,645,580

Amortization expense for the six month period ended June 30, 2022 and 2021, was $246,390 and $195,000, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following:

	June 30, 2022	December 31, 2021
Sales channel partner holdbacks	$52,554	$87,206
Other	5,867	18,737
	$58,421	$105,943

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company’s bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In May 2022, the Company received $120,000 of proceeds from a loan from a sales channel partner. The loan accrues interest at a rate of 8.99% per annum and matures in November 2022.

During the six months ended June 30, 2022, the Company incurred $870 of interest expense on this short-term loan.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

LONG TERM DEBT

The Company received proceeds from an SBA loan of $150,000 in June 2021. The SBA loan is secured by substantially all of the Company’s assets and accrues interest at 3.75% per annum. The loan matures in June 2050. In February 2022, the Company received an additional $350,000 from the SBA, bringing the loan total to $500,000. Repayment has been extended and will begin in December 2022.

During the six months ended June 30, 2022, the Company incurred $2,892 of interest expense on this long-term loan.

Following is a summary of short-term and long-term minimum debt payments required over the next six months of 2022 and the next 5 years, including the subsequent $150,000 borrowing discussed in Note 1:

2022	123,744
2023	54,761
2024	71,417
2025	46,292
2026	12,165
2027	12,629
Thereafter	448,992

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the six months ended June 30, 2022, the Company issued a $300,000 convertible equity instrument that matures in December 2023. The proceeds were received in cryptocurrency and converted to cash of $270,704. This instrument does not bear interest and must convert to preferred stock upon the following:

1.	Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company’s shares (“Qualified Financing”), the purchase amount will be converted into 243,289 shares of Series A-1 Preferred Stock

2.	Upon maturity, holder must convert outstanding principal into 243,289 shares of Series A-1 Preferred Stock.

NOTE 7 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value, shares of Preferred Stock authorized at June 30, 2022 and December 31, 2021. At June 30, 2022 and December 31, 2021, there were issued and outstanding preferred shares of 15,207,537. An error in calculating the conversion of convertible notes payable into Series Seed Preferred stock in 2019 was discovered in 2022 and corrected as of June 30, 2022, reducing the number of Series Seed shares by 5,943.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

At June 30, 2022 and December 31, 2021, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The Company conducted an offering of its Series A-1 Preferred Stock during the year ended December 31, 2021, issuing 5,616,525 shares at $1.10 per share, providing gross proceeds of $6,178,182. Direct costs associated with the offering, including brokerage and legal fees, totaled $1,559,558, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders’ equity.

During the year ended December 31, 2021, the Company converted $400,000 of convertible equity instruments into 454,544 shares of Series A-2 Preferred Stock.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 8 – COMMON STOCK

The Company has 40,000,000 shares of $0.0001 par value common stock authorized at June 30, 2022 and December 31, 2021.

During the six months ended June 30, 2022, the Company issued 320,000 stock options to employees for services. In addition, stock options issued in prior periods continued to vest during the current period. The Company recognized $15,000 of stock compensation expense related to stock options during the six months ended June 30, 2022. During the six months ended June 30, 2021, the Company issued no stock options for services and recognized $11,859 of stock compensation expense.

During the six months ended June 30, 2022, the Company did not issue any shares of common stock from exercised stock options. During the six months ended June 30, 2021, the Company issued 48,000 shares of common stock for cash proceeds of $3,840 from exercised stock options.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

A summary of option activity for the periods is as follows:

		Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Term
Outstanding December 31, 2020	1,610,500	$0.16	7.9
Granted	55,000	0.36	10.0
Exercised	(48,000)	0.06	-
Expired/Forfeited	(42,000)	0.07	-
Outstanding June 30, 2021	1,575,500	0.18	7.6
Granted	-	-	10.0
Exercised	(293,600)	0.06	-
Expired/Forfeited	(226,400)	0.07	-
Outstanding December 31, 2021	1,055,500	0.22	7.7
Granted	320,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2022	1,375,500	$0.27	7.7

Options exercisable at June 30, 2022 and December 31, 2021 are 778,323 and 636,177, respectively.

The options issued during 2022 and 2021 vest ratably over periods of one to four years. At June 30, 2022, there are 597,177 unvested stock options outstanding and approximately $58,375 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	June 30,
	2022	2021
Expected life (years)	5	5
Risk-free interest rate	2.05%	1.46 - 2.24%
Expected volatility	35%	35%
Annual dividend yield	0%	0%

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 9 – WARRANTS

A summary of warrant activity for the periods is as follows:

	Warrants - Common	Weighted Average	Weighted Average
	Share Equivalents	Exercise Price	Remaining Life
Outstanding December 31, 2020	446,341	$0.71	6.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2021	446,341	0.71	6.1
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2021	446,341	0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding June 30, 2022	446,341	$0.71	5.1

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 10 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of June 30, 2022 and December 31, 2021, the Company had net deferred tax assets before valuation allowance of $2,435,555 and $1,952,392, respectively. As of June 30, 2022, and December 31, 2021, the Company had net deferred tax liabilities before valuation allowance of $0. The following table presents the deferred tax assets and liabilities by source:

	June 30, 2022	December 31, 2021
Deferred tax assets:
Net operating loss carryforwards	$2,399,789	$1,957,488
Deferred revenue timing difference	25,872	(18,950)
Stock-based compensation	4,350	8,310
Research and development tax credit carryforwards	5,544	5,544
Amortization timing difference	-	-
Total deferred tax assets	2,435,555	1,952,392

Deferred tax liabilities:
Total deferred tax liabilities	-	-

Valuation allowance	(2,435,555)	(1,952,392)

Net deferred tax assets	$-	$-

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the six months ended June 30, 2022 and the year ended December 31, 2021 and no history of generating taxable income. Therefore, valuation allowances of $2,435,555 and $1,952,392 were recorded as of June 30, 2022 and December 31, 2021, respectively. Deferred tax assets and liabilities were calculated using the Company’s combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

Gryphon Online Safety, Inc.

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. The Company filed a motion to dismiss, as it believes the suit is baseless. As of June 30, 2022, the lawsuit has been suspended, pending review of plaintiff’s patents for patentability by the US Patent Office’s IPR (Inter Partes Review) board. The results of such proceedings cannot be predicted with certainty, but the Company anticipates that the final financial impact, if any, arising out of this matter would range between $100,000 and $250,000.

NOTE 12 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $8,275,134 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 13 – RELATED PARTIES

For the six months ended June 30, 2022 and 2021, the Company paid $73,977 and $25,490, respectively for legal counsel to a firm in which one of the directors is a partner.

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer Date: September 23, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 23, 2022